FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2019

Commission File Number: 001-12440

Enel Américas S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

Enel Américas S.A.

Securities Registration Record No. 175

Santiago, April 25, 2019

Ger. Gen. No. 45 /2019

Mr. Joaquin Cortez Huerta

Chairman

Financial Market Commission

Av. Libertador General Bernardo O’Higgins No. 1449

Santiago, Chile

  Ref.: Communicating Significant Event

Dear Sir,

In accordance with articles 9 and 10, paragraph 2 under Securities Market Law No. 18,045, and as established under General Norm No. 30 of said Commission, I, duly authorized, hereby inform you of the following Significant Event: that the Board of Directors of Enel Américas S.A. ("Enel Américas" or the "Company"), in a session held today, unanimously agreed to suggest the following adjustment  in relation to the capital increase to be discussed at the Company’s Extraordinary Shareholders’ Meeting to be held on April 30, 2019, in  San Isidro No. 74  street, in the borough and City of Santiago, immediately after the Ordinary Shareholders’ Meeting.

After an intense financial marketing activity and  after having  gathered the relevant market opinions with the view to obtaining the widest possible consensus and support  in relation to the transaction, it has been suggested that the  shareholders should  agree on the sum of US$ 3,000,000,000 (three billion US dollars)  as  the amount of the capital increase  whose aim will  be to permit Enel Brasil S.A. to pay  Enel Finance International N.V., a loan made by the last and which replaced Enel Brazil S.A.’s debt with banks, linked to the acquisition of the Brazilian company Eletropaulo Metropolitana Eletricidade de Sao Paulo S.A., as well as the restructuring that company’s pension fund liabilities.

The resulting improvement of the Company’s capital structure will allow it to take advantage of investment opportunities through mergers and acquisitions and minority investors buyout.

Yours truly

Domingo Valdés Prieto

Legal Counsel

Enel Américas S.A.

cc.:

Banco Central de Chile (Central Bank of Chile)

Bolsa de Comercio de Santiago (Santiago Stock Exchange)

Bolsa Electrónica de Chile (Chilean Electronic Stock Exchange)

Banco Santander Santiago- Representante de Tenedores de Bonos (Bondholders Representative)

Depósito Central de Valores (Central Securities Depositary)

Comisión Clasificadora de Riesgo (Risk Classification Commission)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Enel Américas S.A.

By: /s/ Maurizio Bezzeccheri
--------------------------------------------------

Title: Chief Executive Officer

Date: April 25, 2019